THUNDER
ENERGY
TRUST

400, 321 - 6th Avenue SW
Calgary, AB T2P 3H3

P. 403.294.1635
F. 403.232.1317

thunderenergy.com

07024253

SEC MAIL RECEIVED PROCESSING SECTION
MAY 0 5 2007
WASH. D.C. 200

May 25, 2007

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
USA

SUPPL

Dear Sir or Madam:

Re: Rule 12g3-2(b) Submission
Commission File No. 82-34957

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, Thunder Energy Trust hereby furnishes to the Commission the following:

1. Press Release dated May 25, 2007.

Yours truly

PROCESSED
JUN 1 2 2007
THOMSON
FINANCIAL

Sheila Hearnden
Executive Assistant

File # 82-34957

THUNDER
ENERGY
TRUST

NEWS RELEASE | THY.UN

Thunder Obtains Interim Order and Announces Meetings

Calgary, Alberta. May 25, 2007 - Thunder Energy Trust (TSX: THY.UN) ("Thunder") and Thunder Energy Inc. ("TEI") are pleased to announce that they have obtained an interim order of the Court of Queen's Bench of Alberta providing for, among other things, the holding of a meeting of the unitholders of Thunder and the exchangeable shareholders of TEI to approve the previously announced arrangement under the *Business Corporations Act* (Alberta) (the "Arrangement") with Public Sector Pension Investment Board, Infra-PSP Canada Inc., Overlord Financial Inc. and Sword Energy Inc.

A meeting of the unitholders and exchangeable shareholders will be held at the Strand Tivoli Room, Metropolitan Centre, 333 - 4 Avenue S.W., Calgary, Alberta on Friday, June 22, 2007 at 9:00 a.m. (Calgary time) to consider a special resolution approving the Arrangement and to consider annual general matters.

A meeting of the holders of the 7.25% convertible unsecured debentures of Thunder will be held at the Strand Tivoli Room, Metropolitan Centre, 333 - 4 Avenue S.W., Calgary, Alberta on Friday, June 22, 2007 at 10:15 a.m. (Calgary time) to consider an extraordinary resolution under the indenture governing the debentures to approve the participation of the debentureholders in the Arrangement.

Thunder and TEI will mail an information circular and proxy statement respecting the meetings to the unitholders, exchangeable shareholders and debentureholders on May 28, 2007. Following mailing, the information circular and proxy statement will be available for viewing on SEDAR under Thunder's profile at www.sedar.com.

Under the Arrangement, Infra-PSP Canada Inc., Overlord Financial Inc. and Sword Energy Inc. (the "Acquirors") will acquire (i) all of the outstanding units for $4.00 in cash per unit, (ii) all of the outstanding exchangeable shares for $4.00 in cash per each unit into which the exchangeable shares are exchangeable at the effective date of the Arrangement and (iii) all of the outstanding debentures of Thunder for $1,010 in cash per $1,000 of principal amount of debentures plus a cash amount equal to the accrued and unpaid interest on the debentures to the effective date of the Arrangement.

The completion of the Arrangement is subject to certain conditions, including the receipt of the approval of the unitholders and exchangeable shareholders and the final approval of the Court of Queen's Bench of Alberta and all applicable regulatory authorities. It is a condition to the completion of the Arrangement in favour of the Acquirors that the debentureholders approve the resolution authorizing their participation in the Arrangement. If the debentureholders do not approve the resolution, the Acquirors may rely on this condition and the Arrangement will not proceed or may waive this condition and the Arrangement will be completed without the participation of the debentureholders.

If all necessary approvals are obtained and the conditions to the completion of the Arrangement are satisfied or waived, Thunder anticipates that the Arrangement will become effective on or about June 22, 2007.

BMO Capital Markets and Canaccord Capital Corporation have each provided the Board of Directors of TEI with a written opinion that, as of May 24, 2007, they are of the opinion that the consideration to be received by the unitholders and exchangeable shareholders under the Arrangement is fair, from a financial point of view, to the unitholders and exchangeable shareholders other than the Acquirors.

The Board of Directors has unanimously determined that the Arrangement is in the best interests of Thunder and its securityholders. The Board of Directors unanimously recommends that the holders of units, exchangeable shares and debentures vote to approve the Arrangement at the meetings planned for June 22, 2007.

Forward Looking Statement

This press release contains a forward-looking statement. More particularly, this press release contains a statement concerning the anticipated date for the completion of the Arrangement. Thunder has provided this anticipated date in reliance on certain assumptions that it believes are reasonable at this time, including assumptions as to the timing of receipt of the necessary securityholder, regulatory and court approvals and the time necessary to satisfy the conditions to the completion of the Arrangement. These dates may change for a number of reasons, including inability to secure necessary securityholder, regulatory or court approvals in the time assumed or the need for additional time to satisfy the conditions to the completion of the Arrangement. The Arrangement may be completed later than stated or not at all. Accordingly, readers should not place undue reliance on the forward-looking statement contained in this press release concerning this date. The forward-looking statement contained in this press release is made as of the date hereof and Thunder undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

For further information please contact:

Stuart Keck, President & C.E.O. or Pamela Kazeil, Vice President, Finance & C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635
Facsimile: 403 232-1317
www.thunderenergy.com

END